BHG ACQUISITION CORP.

646 Steamboat Road

Greenwich, CT 06830

December 28, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          BHG Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-149676

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, BHG Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-149676), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), that was originally filed with the Commission on March 12, 2008 and amended on May 6, 2008.

The Company has elected not to pursue the registration of the securities included in the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been issued or sold pursuant to the Registration Statement.

Please feel free to contact Terry M. Schpok (214.969.2870) or Aaron A. Scow (214.969.2807) at Akin Gump Strauss Hauer & Feld LLP if you have any questions. Thank you for your assistance with this matter.

Sincerely,

/s/ Clifton S. Robbins
Clifton S. Robbins Chairman of the Board, Chief Executive Officer and President